MCGREGOR POWER SYSTEMS, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

FOR DIRECTORS, OFFICERS AND EMPLOYEES

Effective as of 6/12/14

I. Introduction.

Mcgregor Power Systems (the “Company”) has adopted this Code of Business Conduct and Ethics (the “Code”) to set forth the Company’s standards and practices relating to the business ethics of its directors, officers and employees. The Code is in addition to, and not in replacement of, other policies the Company may have including, without limitation, its insider trading policy.

The Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, nor is it a complete list of every legal or ethical question that directors, officers and employees may face in the course of the Company’s business. The Code is intended to serve only as a guide, and it must be applied using common sense and good judgment.

The Company requires its directors, officers and employees to observe the highest standards of business and personal ethics in the discharge of their assigned responsibilities. They must behave honestly and with integrity at all times, including in dealings with co-workers, the public, the business community, stockholders, customers, suppliers and governmental and regulatory authorities. They must comply with all applicable legal requirements, avoid any questionable relationships with persons or firms with whom the Company transacts or is likely to transact business, avoid disclosure to others of confidential information obtained in the course of their employment by the Company, and avoid situations which may place them in a conflict of interest situation to the possible detriment of themselves and/or the Company.

The following sections of the Code describe these standards in greater detail.

II. Administration of the Code.

The Board of Directors, until such time as an Audit Committee is created, is responsible for monitoring compliance with the Code and for serving as a resource to directors, officers and employees by providing information and guidance regarding issues of compliance and ethical conduct. The Chairman of the Board is the appropriate person for the reporting of violations of the Code of Business Conduct and Ethics.

Directors, officers and employees should feel free to discuss questions and issues arising under the Code or otherwise raising ethical or legal compliance concerns with the Board.

III. Conflicts of Interest.

Directors, officers and employees must conduct the Company’s business on an arm’s length basis. They are required to avoid any business, financial activity or other activity that may cause their personal interests to conflict with those of the Company unless, after disclosure to Board, it is determined that the activity is not harmful to the Company or otherwise improper. They are obligated to disclose to the Company all the facts in any situation where a conflict of interest may arise. Further, they may not engage in any outside activity that would prevent them from performing their duties to the Company.

Directors, officers and employees must avoid any activity which even appears to present a conflict unless, after disclosure to Board, it is determined that the activity is not harmful to the Company or otherwise improper.

A conflict or the appearance of a conflict may arise in many ways. For example, depending upon the circumstances, the following may constitute a conflict of interest:

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Ownership of an interest, or other financial interests, in a supplier, contractor, subcontractor, customer, licensee, collaborator or other entity with which the Company does business or competes (excluding ownership of securities that represent less than a 2 percent (2%) interest in publicly traded companies);

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Acting in any capacity (including as a director, officer, partner, consultant, employee or agent) for a supplier, contractor, subcontractor, customer, licensee, collaborator or other entity with which the Company does business or competes;

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Accepting payments, services or loans from a supplier, contractor, subcontractor, customer, licensee, collaborator or other entity with which the Company does business or competes (except for obtaining bank loans, purchasing insurance and retaining services of lawyers, accountants, financial advisers and brokers, who also provide services to the Company, where such loans, insurance and services are received or purchased at rates customary for similarly situated customers);

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Using or disclosing information to which an individual has access by reason of his or her position with the Company for personal benefit or in a manner detrimental to the Company (e.g., use of technology or data developed by the Company for personal benefit);

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Owning property the value of which has been or is likely to be materially affected by an action of the Company (other than equity or debt securities of the Company or options to acquire stock of the Company);

•	Appropriating a business opportunity in which it is known or could reasonably be anticipated that the Company would be interested (e.g., the opportunity to purchase or lease land); and
•	Selling property to or purchasing property from the Company.

It is not possible to list every situation that may involve a conflict of interest, and the determination as to whether an activity constitutes a conflict of interest is not always clear-cut. An individual who has a question should consult with the Board.

A director, officer or employee who becomes aware of a conflict or potential conflict of interest should bring it to the attention of the Board immediately. Discussions with the Board may well result in the approval of certain relationships or transactions that, despite appearances, are not harmful to the Company.

IV. Accuracy of Records and Public Disclosures.

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions and to meet its obligations to make full, fair, timely, accurate and understandable disclosure in the reports that it files with the U.S. Securities and Exchange Commission (the “SEC”) and in other public communications.

This means, without limitation, that:

•	All financial books, records and accounts clearly and accurately reflect transactions and events;
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No false or artificial entries are made in the Company’s books and records (e.g., only the true and actual number of hours worked should be reported, and the use of business expense accounts must be documented and recorded accurately);

•	No undisclosed or unrecorded funds or assets of the Company are established for any purpose unless permitted by applicable law or regulation;
•	No payment on behalf of the Company is approved without adequate supporting documentation and when a payment is made it is used only for the purpose specified in the supporting documentation;
•	There is full compliance with the Company’s accounting rules and procedures and internal controls;
•	No payroll related expenditures, bonuses, awards or non-cash gifts are given to or by directors, officers or employees without the proper approval and adequate documentation;
•	No payments are made in cash or checks drawn to cash, except petty cash;
•	No invoices are made higher or lower than normal prices at a customer’s request;
•	All Company funds, assets and liabilities are recorded in accordance with appropriate Company accounting procedures;
•	Records are retained and destroyed according to the Company’s record retention policies; and
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No individual shall take any direct or indirect action fraudulently to influence, coerce, manipulate or mislead any internal accountant or auditor or the Company’s independent public accountants in the performance of an internal or independent audit of the Company’s financial statements or accounting books and records.

It is the Company’s policy that the reports it files with the SEC and all other public communications will be full, fair, accurate, timely and understandable. The Company expects all personnel to take this responsibility very seriously, to provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements, and to bring to the attention of their supervisors (a) any material information of which they become aware that affects the disclosures made by the Company and (b) any information they may have concerning significant deficiencies in the design or operation of the Company’s internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data.

Depending upon their positions with the Company, certain individuals may be called upon to assure that the Company’s filings are complete, fair and understandable. To this end, such individuals shall:

•	Comply, and, to the extent applicable, cause those under their supervision to comply, fully at all times with the Company’s disclosure controls and procedures; and
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Ensure that all reports and disclosures they prepare or review, in whole or in part, are true and correct in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading.

V. Compliance with Law.

Obeying the law, both in letter and in spirit, is paramount to the conduct of the Company’s business. Directors, officers and employees must comply, and, to the extent applicable, ensure that employees under their supervision comply, with the laws, rules and regulations of each city, state and country in which the Company does business.

While the Company does not expect that all personnel will know the details of all of these laws, it requires that they have a general understanding of the laws applicable to their specific job responsibilities so as to enable them to determine when to seek advice from supervisors, managers or other appropriate individuals.

To ensure that the Company’s operations are conducted in compliance with all applicable governmental regulations, directors, officers and employees must avoid activities that could involve or lead to involvement of the Company or its personnel in any unlawful practice.

For example, among other things, they must not, and, to the extent applicable, must not permit the employees under their supervision to:

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Take any unlawful or improper actions on the Company’s behalf (e.g., engage in conduct that is intended to mislead, manipulate or take unfair advantage of a collaborator or agree with representatives of competing companies to engage in price fixing or other illegal activities);

•	Use the assets of the Company for any unlawful or improper purpose; or
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Directly or indirectly promise, offer or make payment in money or anything of value to anyone, including a government official, agent or employee of a government, political party, labor organization or business entity or a candidate of a political party, with the intent to induce favorable business treatment or to improperly affect business or government decisions.

VI. Confidential and Proprietary Information.

Directors, officers and employees must maintain the confidentiality of confidential information entrusted to them by the Company or its customers, licensees, collaborators or other parties with whom it does business unless disclosure is authorized and approved by the Chief Executive Officer, or the Chief Operating Officer.

Confidential information includes all non-public information that might be useful to competitors or harmful to the Company or its customers if disclosed. It also includes information that third parties such as suppliers, customers, licensees and collaborators have provided to the Company. The obligation to preserve confidentiality continues even after employment by the Company ends.

Directors, officers and employees must also protect the Company’s proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as confidential business and scientific information. In addition, directors, officers and employees must respect the trade secrets and proprietary information of others, including the Company’s licensees and collaborators. While information obtained from the public domain is a legitimate source of competitive information, a trade secret or other proprietary information obtained through improper means is not, and no individual should obtain such information improperly or use any such information that was obtained improperly.

VII. Waivers of the Code.

Any waivers of this Code for directors or executive officers may be granted only by the Company’s Board of Directors or a committee thereof and will be promptly disclosed as required by law or stock exchange or market regulation.

The Board may grant waivers for other officers or employees.

VIII. Violations of the Code.

Compliance with the Code is a condition of employment. No one has the authority to make another person violate the Code, and any attempt to direct or otherwise influence someone else to commit a violation is unacceptable. Failure to comply with the Code may result in a range of disciplinary actions, including dismissal. Any illegal activity will be dealt with swiftly and the violators will be reported to the appropriate authorities.

Directors, officers and employees are required to report promptly any violations of the Code by others to the Board, regardless of whether such persons are their superiors, peers or subordinates. The Board, working with such advisers, including counsel to the Company, as he or she deems necessary or appropriate, will direct the investigation of any suspected violations. Failure to report, or to disclose relevant information concerning, a violation of the Code or the laws and regulations applicable to the Company and its business to the Board may be grounds for disciplinary action. Similarly, if an individual deliberately provides false information concerning a violation of the Code or the laws and regulations applicable to the Company and its business, he or she may be subject to disciplinary action.

No individual should discuss instances of actual or suspected violations of the Code or criminal activity with anyone other than the Board and those persons authorized by the Board to investigate such conduct. Directors, officers and employees must not promise to refrain from reporting conduct to the Board or law enforcement authorities and must not attempt to dissuade others from reporting actual or suspected Code violations or criminal activity. An individual who is contacted by any law enforcement or other governmental agency about actual or suspected illegal activity of any kind must immediately report such contact to the Board. Directors, officers and employees are expected to cooperate in any investigation of an alleged Code violation or criminal conduct.

The Company will maintain confidentiality regarding those who make compliance reports and those potentially involved to the extent possible during a compliance investigation.

The Company does not permit or tolerate retribution, retaliation or adverse personnel action against any individual for lawfully (i) reporting a possible violation of the Code, law or regulation; (ii) assisting in an investigation of such violation; or (iii) filing or participating in a proceeding to address such a violation. Potential code violations and related information may be reported anonymously by submission in writing to the Board.

APPROVED AND ADOPTED on 6/12/14.

  /s/ Michael McGregor Brown_______

Michael McGregor Brown, CEO, President

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